

September 11, 2014

Via E-mail
Michael J. Loughlin
Director, President and Chief Executive Officer
Wells Fargo Real Estate Investment Corporation
90 South 7th Street, 1th Floor
Minneapolis, Minnesota 55402

> **Re:** **Wells Fargo Real Estate Investment Corporation**
> **Draft Registration Statement on Form S-11**
> **Submitted August 12, 2014**
> **CIK No. 0001616093**

Dear Mr. Loughlin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4. Please tell us whether Wells Fargo or the Bank or any of their affiliates have programs with similar investment objectives that compete with you. We may have further comment.

Our Organizational Structure, page 2

5. Please revise the chart to make more legible.

Use of Proceeds, page 34

6. We note your disclosure that you "intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of qualifying REIT assets or the reduction of any outstanding balances on our line of credit with the Bank." Please revise to provide the following (or appropriate cross-references), as applicable:

    - The approximate amount intended to be used for each stated purpose; and

    - Information required by Instructions 3, 4 and 5 to Item 504 of Regulation S-K, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

7. We note that you have recently made material acquisitions, which have increased your asset base. With a view to disclosure, please tell us how the credit quality of the acquired assets differs from existing portfolio.

Noninterest Expense, page 54

8. Please revise, where applicable, to provide detailed disclosure on the make-up of the management fees, including fixed asset management fees, performance fees and expense reimbursements that separately specifies salary reimbursement amounts, as applicable, or advise.

Table 3: Taxable income before dividends paid deduction, page 56

9.   You indicate within footnote (1) that 2013 REIT taxable income is an estimate. Please tell us and expand your disclosures to discuss why this is the case.

Liquidity and Funding, pages 70 – 71

10.   You indicate that dividends are expected to be funded through cash generated by operations or paid-in capital. Reference is made to your statement of cash flows on page F-6, which indicates that historically for the last three years cash dividends paid has exceeded net cash provided by operating activities. Please tell us and expand your disclosures to discuss and provide additional details about the source of funding for such cash dividends.

Executive Compensation, page 79

11.   Please tell us if you intend to reimburse Wells Fargo or the Bank for personnel costs. If so, please revise your disclosure to specifically disclose, if true, that you will reimburse Wells Fargo and/or the Bank for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to Wells Fargo and/or the Bank, break out the amounts paid pursuant to the base management fee, incentive fee and the reimbursement provision, as applicable, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Certain Relationships and Related Party Transactions, page 80

12.   Please provide quantitative disclosure on how the Wells Fargo management fee is calculated or advise.

13.   You disclose that the Bank will pay you a fee for the pledge of your loan assets, and that the fee is not inconsistent with market terms. Additionally, you state that terms of the loan participation and servicing agreements between the Bank or its affiliates and you are consistent with those resulting from arm's-length negotiations. Please tell us how you are able to substantiate these representations.

Report of Independent Registered Public Accounting Firm, page F-2

14.   Please tell us if your auditors conducted their audits in accordance with the standards of the PCAOB, as opposed to just the auditing standards of the PCAOB. If applicable, have your auditors revise their audit opinion to reflect that they conducted their audits in accordance with the standards of the PCAOB. Please refer to PCAOB Auditing Standard No. 1.

Income Taxes, page F-12

15.   We are unclear how you believe there would only be a minimal adverse effect on your company if you fail to qualify as a REIT. Please advise or revise.

Note 5 – Common and Preferred Stock, page F-28

16.   Please revise to disclose the tax status of dividends per common share pursuant to Rule 3-15(c) of Regulation S-X.

Note 6 – Transactions With Related Parties, pages F-29 – F-30

17.   We note that you purchase loans from and sell loans to the Bank and that these sales are transacted at fair value resulting in purchase discounts and premiums or gains and losses on sales.   Based on organizational charts disclosed throughout your filing it appears that you are an indirect wholly owned subsidiary of the Bank. Given this fact, please clarify your basis within GAAP for accounting for such transactions at fair value and recognizing the gains and losses within your statement of income.

Schedule IV – Mortgage Loans On Real Estate

18.   Please revise to comply with the requirements of Rule 5-04 of Regulation S-X for Schedule IV "Mortgage Loans On Real Estate".

Relationships with Underwriters, page 116

19.   When the full syndication has been determined, please revise to identify each underwriter that has a material relationship with you and state the nature of the relationship.

Exhibit Index

20.   If you are not in a position to file your legal and tax opinions with the next filing, please provide draft copies for our review.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

Cc: Andrew R. Gladin
        Sullivan & Cromwell LLP